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                           March 26, 2024

       Rick Pauls
       President and Chief Executive Officer
       DiaMedica Therapeutics Inc.
       301 Carlson Parkway, Suite 210
       Minneapolis, MN 55305

                                                        Re: DiaMedica
Therapeutics Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 21,
2024
                                                            File No. 333-278146

       Dear Rick Pauls:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Dickerson at 202-551-8013 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Amy E. Culbert, Esq.